Exhibit 99.1

Westport's Environmental Management System Certified to ISO 14001:2004

VANCOUVER, Nov. 7, 2011 /CNW/ - Westport Innovations Inc. (TSX: WPT) (NASDAQ: WPRT), the global leader in natural gas engines, today announced it has been certified as having met the international standards of ISO 14001:2004, an Environmental Management System (EMS) standard.  Westport's EMS encompasses the development, design, testing and assembly of alternative fuel systems for original equipment manufacturer (OEM) clients and the general operations of Westport facilities.

"Building on our ISO 9001:2008 Quality Management System, our ISO 14001:2004 EMS certification is evidence of our efforts to develop, design, test and assemble engine and fuel system components that meet or exceed the expectations of our OEM partners and customers," said Karen Hamberg, Senior Director, Sustainability and Environmental Performance of Westport Innovations. "Our 14001:2004 certification, awarded by QMI-SAI Global, formalizes the effective environmental practice and process established at our facilities and demonstrates our level of commitment and sophistication to key partners and customers."

For more information on Westport's environmental performance, please visit www.westport.com/sustainability

About Westport Innovations Inc.

Westport Innovations Inc. is a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and renewable natural gas (RNG) fuels such as landfill gas. Our unique technologies reduce nitrogen oxides (NOx), particulate matter (PM), and greenhouse gas emissions (GHG). The Company focuses on three distinct categories or target markets - light-, medium-, and heavy-duty - through Westport business units or joint ventures. Westport LD is focused on light-duty automotive systems, components and engines, including 2.4L engines for industrial applications such as forklifts and oilfield service. Cummins Westport (CWI), a joint venture with Cummins, sells the world's broadest range of low-emissions alternative fuel engines for commercial urban fleets such as buses, refuse trucks and vocational vehicles. Westport Heavy Duty (Westport HD) is engaged in the engineering, design and marketing of natural gas-enabling technology for the heavy-duty diesel engine and truck market. To learn more about our business, visit our website or subscribe to our RSS feed at www.westport.com, or follow us on Twitter @WestportWPRT.

%CIK: 0001370416

For further information:

Inquiries:

Darren Seed
Vice President, Investor Relations & Communications
Westport Innovations Inc.
Phone: 604-718-2046
Email: invest@westport.com

CO: Westport Innovations Inc.

CNW 08:00e 07-NOV-11